UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

1215615

04025019

April 1, 2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/1/2004

Re: Entergy Corporation
Incoming letter dated March 12, 2004

Dear Mr. Chevedden:

This is in response to your letter dated March 12, 2004 concerning the shareholder proposal submitted to Entergy by Emil Rossi. On February 11, 2004, we issued our response expressing our informal view that Entergy could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After we issued our response, we also received a letter from the company dated February 19, 2004. After reviewing the information contained in these letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Christopher T. Screen
Assistant Secretary
Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161

Entergy

Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4212
Fax 504 576 4150

Christopher T. Screen
Assistant Secretary

February 19, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal Submitted to Entergy Corporation by John Chevedden for Emil Rossi

Ladies and Gentlemen:

On December 31, 2003, Entergy Corporation ("Entergy") sent to your office a request for a No Action Letter in regard to the above-referenced Rossi/Chevedden shareholder proposal concerning poison pills. The requested reason for omission was that the proposal was substantially implemented pursuant to Rule 14a-8(i)(10). Mr. Chevedden responded to Entergy's request with letters dated January 23, 2004 and January 31, 2004, apparently claiming in his correspondence that the adoption of a poison pill policy by Entergy's Board in 2003 has not substantially implemented this proposal.

Following Entergy's December 31, 2003 letter and Mr. Chevedden's January 23 correspondence, the Division of Corporate Finance ("Division") issued a letter to ChevronTexaco (dated January 28, 2004) which Entergy believes is determinative of Entergy's request. ChevronTexaco, like Entergy, received in both 2003 and 2004 shareholder proposals concerning poison pills by Mr. Chevedden for Mr. Rossi. ChevronTexaco, like Entergy, did not have a shareholder rights plan when it received the Rossi/Chevedden 2003 and 2004 poison pill proposals. (In fact, Entergy has never had a shareholder rights plan.) ChevronTexaco, like Entergy, presented to its 2003 Annual Meeting the poison pill shareholder proposal from Rossi/Chevedden. ChevronTexaco's Board, like Entergy's Board, adopted in 2003 a policy requiring that the Company obtain stockholder approval of any shareholder rights plan. The policies of both companies allow the respective Boards to implement a shareholder rights plan prior to shareholder approval if, at a subsequent meeting of shareholders, the shareholder rights plan is approved by the shareholders (in Entergy's case, no later than at the next Annual Meeting). I am enclosing for your reference a copy of the Division's No Action Letter to ChevronTexaco dated January 28, 2004, in which the Division found grounds for ChevronTexaco to exclude the 2004 Rossi/Chevedden proposal from its proxy materials.

Simarlarly, the Division has also recently rejected Mr. Chevedden's arguments against "substantial implementation" in these No Action Letters involving Board-adopted poison pill policies: Occidental Petroleum Corporation (January 29, 2004), Altria Group, Inc. (January 29, 2004), General Electric Company (January 19, 2004), Marathon Oil (January 16, 2004), Hewlett-Packard Company (December 24, 2003) and SBC Communications, Inc. (December 24, 2003).

Entergy Corporation respectfully requests that the Division reach the same conclusion concerning Entergy's 2004 poison pill shareholder proposal from Rossi/Chevedden that the Division reached concerning the ChevronTexaco 2004 poison pill shareholder proposal from Rossi/Chevedden.

Enclosed are six copies of this letter, with attachments.

Sincerely,

Chris Screen

CS:clo
Enclosure

cc: Mr. John Chevedden

2004 SEC No-Act. LEXIS 161

Securities Exchange Act of 1934 -- Rule 14a-8(i)(10)

January 28, 2004

[*1] ChevronTexaco Corporation

TOTAL NUMBER OF LETTERS: 5

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 28, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ChevronTexaco Corporation
Incoming letter dated December 18, 2003

The proposal requests that the board seek shareholder approval for the adoption, maintenance or extension of any current or future poison pill and further requests that once adopted, removal or dilution of the proposal be submitted to a shareholder vote at the earliest subsequent shareholder election. The supporting statement of the proposal clarifies that directors have discretion in responding to shareholder votes.

There appears to be some basis for your view that ChevronTexaco may exclude the proposal under rule 14a-8(i)(10). We note ChevronTexaco's representation that it has adopted a policy that requires shareholder approval in adopting any rights plan. Accordingly, we will not recommend enforcement action to the Commission if ChevronTexaco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Daniel Greenspan
Attorney-Advisor

INQUIRY-1:
JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

March 12, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Entergy Corporation (ETR)
Poison Pill Topic

Ladies and Gentlemen:

Included is a supplemental rule 14a-8 shareholder proposal which is submitted consistent with following the successful lead of companies in both a) submitting supplemental no action arguments and b) in submitting new facts. This is a request to receive the same consideration as the supplemental company no action requests and the new company facts. This could be considered less than a supplemental proposal because it is the same as the original proposal except a sentence is withdrawn concerning director discretion.

It is believed that rule 14a-8 intends for shareholders and companies to have the same rights for reconsideration. In other words that there is not be a two-tier system for reconsideration with companies being given a superior number of options to obtain successful reconsideration.

Companies now have the last-minute option of obtaining Staff concurrence with fine-tuning the text of their response to rule 14a-8 shareholder proposals. This is a shareholder request for less than an opportunity for fine-tuning – simply the withdrawal of text.

SLB 14 does not set an absolute limit on the opportunity to revise shareholder proposals:

Division of Corporation Finance:
Staff Legal Bulletin No. 14

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

Additionally this shareholder request can be considered the most minor of revisions, if even a revision, because it merely withdraws text.

This request is submitted consistent with shareholders having a lesser option in the rule 14a-8 process than companies have – that of merely withdrawing text.

Sincerely,

John Chevedden

cc:
Emil Rossi
Robert Luft

ETR

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	79%
2003	47%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because this support followed our Directors' objection to the proposal – plus insiders own 10% of our stock. Our Directors also had shareholders contacted for their vote-no pitch. I believe that shareholders are more likely to vote in favor of this proposal topic if shareholders have the staff and/or resources to closely follow our company's governance practices.

I believe our vote is a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

[illegible] independently, because your stock price stays up.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.